

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via E-mail
Mr. Edgar O. Huber
Chief Executive Officer
Lands' End, Inc.
1 Lands' End Lane
Dodgeville, Wisconsin 53595

      Re: Lands' End, Inc.
              Amendment No. 2 Form 10-12B
              Filed January 31, 2014
              File No. 001-09769

Dear Mr. Huber:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response regarding comments 2 and 8 of our letter dated January 24, 2014. We are considering your response regarding the financial advisor opinion and may have further comment. With respect to the Sears board's assumptions of "post-spin-off operating performance and cash flow of each of Lands' End and Sears Holdings and its analysis of the post-spin-off assets and liabilities of each company," as referenced on page 30, please revise there and where appropriate to summarize the assumptions relevant to Lands' End.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40</u>

<u>Liquidity and Capital Resources, page 47</u>

2. We note your disclosure that Lands' End distributed $68.8 million, $5.3 million and $117.3 million to Sears Holdings in the fiscal years ended 2012, 2011 and 2010. To enhance investor's understanding, please also provide the gross amounts of (a) the contributions provided by your parent company and (b) distributions you made to your parent company for each of the fiscal years presented. Additionally, please confirm, if true, that your parent company was your only source of cash historically.

3. Please supplement your quantified disclosure of contributions by your parent to also include narrative disclosure summarizing the principal methods by which Sears Holdings made payments to you, covered your expenses (e.g., paying for "seasonal inventory builds" on your behalf) or otherwise contributed to you.

<u>Description of Material Indebtedness, page 48</u>

4. We note you intend to pay a dividend to Sears Holdings with the proceeds of a $500 million Term Loan Facility immediately prior to the consummation of the spin-off. Please disclose the impact of these transactions on your liquidity and capital resources. Specifically, please ensure to address how these transactions impact your cash flow requirements for the next 12 months.

<u>Financial Instruments with Off-Balance Sheet Risk, page 49</u>

5. We note your revised disclosure in response to comment 6 of our letter dated January 24, 2014. Please advise us whether you will revise the Form 10 to disclose the total amount and other material terms of the ABL Facility in a pre-effective amendment.

<u>Certain Relationships, page 85</u>

6. We note you have not yet entered into the various distribution, services and other agreements, have not provided 2013 compensation information on page 80, and you do not provide brackets in this section where it appears you anticipate providing disclosure in a subsequent amendment. Please refer to comments 1, 12 and 13 of our letter dated January 2, 2014 and note that we will require sufficient time to review the agreements and related disclosure. In this regard, please ensure the disclosure addresses material terms of the various arrangements in quantified terms, including amounts involved in the transition, distribution and separation agreements, as well as quantitative disclosure of the "percentage of the price of goods sourced," "certain fees" and "a commission."

The Spin-Off, page 91

7. We note that holders of Sears Holdings' restricted stock that is unvested as of the record date "will receive cash awards in lieu of shares, as described below." However, we are unable to locate subsequent disclosure further describing these payments. Please revise to discuss in greater detail.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3388 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director